

07005434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
153

SEC FILE NUMBER
8-52967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casimir Capital L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Poon 212-798-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York City (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Poon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JACLYN DEVITT
Notary Public - State of New York
NO. 01DE6152074
Qualified in New York County
My Commission Expires 8/28/10

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.

Financial Statements
December 31, 2006

CASIMIR CAPITAL L.P.

Table of Contents
December 31, 2006

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Partners
Casimir Capital L.P.

We have audited the accompanying statement of financial condition of Casimir Capital L.P. as of December 31, 2006, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casimir Capital L.P. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 28, 2007

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 370,374
Receivables from clearing brokers - including clearing deposits of $150,000	624,203
Receivables from affiliate companies	16,547
Receivables from employees	127,625
Securities owned:	
Not readily marketable - at estimated fair value	60,000
Equipment, fixtures, and improvements - net of accumulated depreciation and amortization of $185,388	781,617
Other assets	286,288
	$ 2,266,654

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 595,486
Security deposit payable	24,367
	619,853
Partners' Capital	1,646,801
	$ 2,266,654

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 6,805,467
Investment banking	5,122,474
Interest and dividends	130,238
	12,058,179
Expenses	
Clearing and broker charges	278,676
Salaries - brokers	2,464,120
- investment banking	2,122,195
- officer	884,126
- administrative	666,870
Payroll taxes and other benefits	736,502
Regulatory fees	110,160
Investment banking	70,560
Commissions	62,553
Consulting fees	539,612
Professional fees	453,975
Occupancy cost	190,786
Office, administrative, and other operating	1,559,885
Charitable contributions	602,417
NYC Unincorporated Tax	88,362
	10,830,799
Net Income	$ 1,227,380

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

	General Partner	Limited Partners	Total
Balance - January 1, 2006	$ 13,194	$ 1,306,227	$ 1,319,421
Net income	12,274	1,215,106	1,227,380
Distributions	(9,000)	(891,000)	(900,000)
Balance - December 31, 2006	$ 16,468	$ 1,630,333	$ 1,646,801

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows From Operating Activities	
Net income	$ 1,227,380
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	99,943
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing brokers	(102,750)
Receivables from employees	(76,765)
Other assets	60,543
Increase (decrease) in:	
Accounts payable and accrued expenses	(212,614)
Payables to clearing brokers	(3,149)
Investment banking fees payable	(75,000)
Security deposit payable	24,367
	941,955
Cash Flows From Investing Activities	
Acquisition of equipment, fixtures, and improvements	(223,500)
Advances to affiliates	(2,335)
	(225,835)
Cash Flows From Financing Activities	
Distributions to partners	(900,000)
	(900,000)
Decrease in Cash and Cash Equivalents	(183,880)
Cash and Cash Equivalents - beginning of year	554,254
Cash and Cash Equivalents - end of year	$ 370,374

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Casimir Capital L.P. (the "Partnership") is engaged in retail brokerage and investment banking as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the National Association of Securities Dealers ("NASD").

The Partnership generates commission revenues by executing securities transactions for customers. The Partnership clears its securities transactions on a fully disclosed basis through other broker/dealers.

The general partner of the Partnership is RFS LLC, a Delaware limited liability company. The net income of the Partnership is allocated among the limited partners and the general partner in accordance with the percentage that the capital contributions of each partner bear to the sum of all capital contributions.

Limited partners do not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of their interest in the Partnership without the express written approval of the general partner.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include transfers through the end of each month.

   Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Partnership acts as a placement agent or an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable.

c. ***Depreciation and Amortization*** - Equipment, fixtures, and improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

d. ***Income Taxes*** - The Partnership is a limited partnership and, as such, is not subject to Federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT").

Continued

e. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM CLEARING BROKERS

The clearing and depository operations for customers' securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At December 31, 2006, the amount due from Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

The amounts receivable from the Clearing Brokers consist of the following:

	Receivable
Clearing deposits	$ 150,000
Cash held in accounts at clearing brokers	337,487
Fees and commissions receivable	136,716
	$ 624,203

The Partnership has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Partnership. At December 31, 2006, a reserve of approximately $68,000 was established by the clearing brokers to cover such losses on certain accounts and this amount has been recorded as an offset of commission income.

4 - RECEIVABLES FROM AFFILIATED COMPANIES

The Partnership paid expenses on behalf of several entities that are partners in the Partnership and other entities related by common ownership. Receivables are payable on demand and do not bear interest.

5 - RECEIVABLES FROM EMPLOYEES

The Partnership has made non-interest bearing advances to certain employees.

6 - EQUIPMENT, FIXTURES, AND IMPROVEMENTS

Equipment, fixtures, and improvements is comprised of the following:

Computer equipment	$ 26,552
Furniture	239,846
Leasehold improvements	700,607
	967,005
Less: Accumulated depreciation	185,388
	$ 781,617

For the year ended December 31, 2006, depreciation expense amounted to $99,943.

7 - COMMITMENTS AND CONTINGENCIES

The Partnership is obligated under operating leases for its offices located in New York City, New York and for office equipment and fixtures.

The operating lease for the Partnership's offices which it currently occupies in midtown New York City, New York requires payments of $187,000 per annum effective November 1, 2004. The lease provides for annual increases through October 31, 2014, the expiration date.

The Partnership is also obligated under a sublease agreement effective April 2003 for office space previously occupied by the Partnership located in downtown New York City, New York. The lease provides for annual rent increases each year through December 30, 2008, the expiration date. The Partnership has entered into various sub-sublease agreements for this office space where the Partnership is the sublessor. One sub-sublease expires in December 2008 and the remaining sub-sublease arrangements are on a month to month basis.

The Partnership is obligated pursuant to both office space leases to pay additional rent based on increases in real estate taxes over a base period amount as defined in the agreement.

In accordance with financial accounting requirements, minimum rent is recorded for financial reporting purposes on a straight-line basis and, therefore, the difference between rent expense per the lease terms and the financial statement amounts is included in accrued expenses as a deferred rent liability of $75,417.

Rent expense for the year ended December 31, 2006 was approximately $353,000. During the year ended December 31, 2006, the Partnership received rent from sub-subleases in the amount of $162,000 which has been recorded as a reduction of rent expense.

The Partnership is obligated under various operating leases for office equipment which expire through October 2009. Rent expense for the year ended December 31, 2006 was approximately $130,000.

Net minimum future rental payments net of subtenant receipts under all non-cancelable leases as of December 31, 2006 for the next five years and in the aggregate are:

December 31,	
2007	$ 315,000
2008	285,000
2009	250,000
2010	218,000
2011	224,000
Thereafter	673,000
	$ 1,965,000

An action was filed against the Partnership seeking compensatory damages in the amount of $63,000 plus interest, exemplary damages and attorneys' fees. The Partnership filed a Statement of Answer denying all claims and the parties are currently undergoing discovery. The Partnership is unable to estimate the damages, if any, which might arise from the action as of December 31, 2006. The Partnership intends to vigorously defend this matter.

An action was filed against the Partnership which seeks damages in the amount of $200,000. This matter is in the early stages of arbitration and as of December 31, 2006, the Partnership is unable to estimate the damages, if any, which might arise from the action. The Partnership has retained counsel and intends to vigorously defend this matter.

Continued

8 - CONCENTRATION

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2006, the Company's cash balances on deposit exceeded insured limits by $335,913.

9 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1. At December 31, 2006, the Partnership was in compliance with these requirements.

The Partnership remains subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2006, the Partnership had net capital as defined of $374,687 which was $274,687 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.65 to 1.

10 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreements, the Partnership introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the Clearing Brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

CASIMIR CAPITAL L.P.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006 *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Partners' Capital Qualified for Net Capital	$ 1,646,801
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Equipment, fixtures, and improvements - net book value	781,617
Receivables from non-customers	144,172
Nonmarketable securities	60,000
Other assets	286,288
Net Capital Before Haircuts	374,724
Haircuts on Securities	
Other - money market accounts	37
Net Capital	$ 374,687
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Total Liabilities	$ 619,853
Exclusions from aggregate indebtedness	-
Aggregate indebtedness	$ 619,853
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 41,324
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 274,687
Ratio of Aggregate Indebtedness to Net Capital	1.65 to 1

CASIMIR CAPITAL L.P.

Supplementary Information - Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 *Schedule II*

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2006 in accordance with Rule 15c3-3(k)(2)(ii).

CASIMIR CAPITAL L.P.

Supplementary Information - Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2006

Schedule III

A. *Reconciliation of Computation of Net Capital*

1. Net Capital per Focus Report, Part IIA	$ 370,482
Overaccrual of salaries to brokers	15,874
Underaccrual of professional fees	(11,669)
	4,205
Net Capital, as defined, per Schedule I	$ 374,687
2. Aggregate indebtedness per Focus Report, Part IIA	$ 624,057
Overaccrual of salaries to brokers	(15,874)
Underaccrual of professional fees	11,670
	(4,204)
Aggregate indebtedness per per Schedule I	$ 619,853

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Casimir Capital L.P.

In planning and performing our audit of the financial statements of Casimir Capital L.P. (the "Partnership"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedure referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Partners
Casimir Capital L.P.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses; as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



RAICH ENDE MALTER & CO. LLP
New York, New York
February 28, 2007

END